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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                         ADVANCED MATERIALS GROUP, INC.
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                               (NAME OF ISSUER)

                                  COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                          COMMISSION FILE NO. 0-16401
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                                (CUSIP NUMBER)

            TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 DUPONT DRIVE
                   IRVINE, CALIFORNIA 92612 - (714) 474-7368
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 21, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D


CUSIP No. Com. File No. 0-16401                               PAGE 2 OF 13 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Lenawee Trust, a Trust -- Tax I.D. No. 33-613657
                 Timothy R. Busch, an individual -- SSN ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            Pf and WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Lenawee Trust is a trust organized under and pursuant to the laws of the United States. Timothy R. Busch, who is acknowledged to be the ultimate beneficiary of the trust, resides in the State of
            California and is a citizen of the U.S.
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                      7   SOLE VOTING POWER
                          Lenawee Trust - 873-795          stock options:
                          Timothy R. Busch - 20,000 (date of earliest exercise
                          3/15/98)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            Lenawee Trust -- 873,795         stock options:
       PERSON             Timothy R. Busch -- 20,000 (date of earliest exercise
        WITH              3/15/98)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                                 None
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Lenawee Trust - 873,795                     stock options:
      Timothy R. Busch - 20,000 (date of earliest exercise 3/15/98)
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Lenawee Trust - 7.99%
      Timothy R. Busch -- -0-
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  14  TYPE OF REPORTING PERSON*
      Lenawee Trust -- CO
      Timothy R. Busch -- IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to shares of common stock ("Shares") of Advanced Materials Group, Inc., a Nevada corporation ("AMG"), with its executive offices located at 20211 South Susana Road, Rancho Dominguez, California, 90221. Shares of AMG are traded over-the-counter and quoted on the NASDAQ Smallcap Market under the trading symbol of ADMG.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is an amended filing and is filed by Gregory A. Busch and David L. Keligian, as Trustees of the Lenawee Trust, under Declaration of Trust dated December 30, 1992 ("Lenawee"), and Timothy R. Busch, an individual ("Mr. Busch"). It is acknowledged that Mr. Busch is the ultimate beneficiary of Lenawee and, therefore, it is acknowledged that Mr. Busch is an affiliate of Lenawee, and, therefore, Lenawee and Mr. Busch are acknowledged to be a "group" concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into between Mr. Busch and Lenawee (nor any of the other individuals or entities identified herein) concerning the Shares, other than certain understandings or arrangements, as disclosed herein, for the purpose of effectuating the acquisition and registration of the Shares and warrants that are the subject of this Schedule 13D.

        The purpose of this amended filing is to:

        a) Update and amend the earlier filing by the parties herein, dated August 17, 1997 (the "August Filing"), to reflect the final designation of the purchasers of the Company's Shares pursuant to a stock acquisition agreement (the "Acquisition Agreement") by and between Trilon Dominion Partners, LLC ("Trilon") and Timothy R. Busch, as Trustee of the Timothy R. Busch Living Trust under Declaration of Trust dated September 8, 1983 (the "Trust") that was disclosed in the August Filing;




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           b) Disclose Mr. Busch's subsequent acquisition of a certain AMG stock option (the "Stock Option"), pursuant AMG's 1997 Stock Option Plan (the "Stock Option Plan") pursuant to an agreement between Mr.
              Bush and AMG that was effective on September 15, 1997. Mr. Busch received the Stock Option pursuant to the Stock Option Plan, in which he became eligible to participate upon his appointment as a director of the Company in September, 1997.

           c) Disclose that the designated purchasers, pursuant to the Acquisition Agreement, have subsequently entered into a Registration Rights Agreement (the "Registration Agreement") with the Company, whereby the Company agreed to use reasonable best efforts to register the Shares (and Shares issuable upon exercise of the Warrants acquired by such purchasers pursuant to the Acquisition Agreement) with the SEC, and keep such registration effective for a period of two years.

        A. AMENDMENT TO AUGUST FILING

        The Acquisition Agreement, as disclosed in the August Filing, was expected to involve the purchase and sale of 1,600,807 Shares, together with Warrants which, if exercised, would represent an additional 965,000 Shares. As further disclosed, the Acquisition Agreement provided that the Trust had the right to designate which parties would be the ultimate purchasers of the shares. Such parties included Lenawee, Dito Caree, LP, a Nevada limited partnership ("Dito Caree"), and certain entities or individuals that are members of, consultants to, or associated with either The Busch Firm (the law firm owned by Mr. Busch) or other entities affiliated with Mr. Busch. Total cash consideration for all parties for the foregoing Shares and Warrants totaled $2,921,162 (allocable $2,801,412 for the Shares and $119,750 for the Warrants.

        As anticipated and disclosed in the August Filing, the parties anticipated that Lenawee would acquire 453,807 Shares, as well as Warrants representing the rights to acquire an additional 416,867 Shares.




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The balance of the Shares and Warrants were designated by the Trust to be acquired by Dito Caree and the aforementioned employees and persons or entities associated with either The Busch Firm or other entities affiliated with Mr. Busch.

        Subsequent to the August Filing, the parties elected to change the number of Shares allocated among the purchasers designated by the Trust as follows: Lenawee actually has acquired 453,807 Shares, as well as Warrants granting it the future rights to purchase 419,988 additional Shares, for a total cash consideration of $875,383. Dito Caree has acquired 900,000 Shares, together with Warrants granting it the rights to acquire an additional 430,096 Shares. The balance of the Shares and Warrants were purchased by the aforementioned employees of, consultants to, and persons or entities associated with either The Busch Firm or other entities affiliated with Mr. Busch.

           Although a party to the Acquisition Agreement, the Trust has acquired no Shares, or any interest in the Shares or Warrants and has acted solely as an interim party to designate the rights to the Shares and Warrants to those entities and individuals identified herein.

        B. STOCK OPTION PLAN

           In September, 1997, the Board of Directors of the Company elected to fill a vacancy by appointing Mr. Busch as a director. As a consequence of this appointment, Mr. Busch became eligible to participate in the Company's Stock Option Plan. Accordingly, effective September 15, 1997, AMG granted a Stock Option to Mr. Busch which carries the future right to purchase 20,000 Shares at an option exercise price of $3.44 per Share. This Stock Option may be exercised at any time between March 15, 1998, through the expiration date of September 14, 2002.

        C. REGISTRATION RIGHTS AGREEMENT

           As contemplated by the Acquisition Agreement, the Trust, on behalf of the parties to the Acquisition Agreement, entered into the Registration Agreement with the Company. Pursuant to the Registration Agreement, the Company agreed to use reasonable best efforts to register




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with the SEC, and keep such registration effective for a period of two years, with respect to the Shares (including Shares issuable upon exercise of the Warrants) acquired by the designated purchasers under the Acquisition Agreement. This Registration Agreement superceded earlier registration rights agreements of the Company with Trilon and its predecessor-in-interest covering certain of the same Shares which had also provided for demand and other registration rights in favor of such holders. In the Registration Agreement, the purchasers agreed to reimburse the Company for certain of its registration expenses up to a maximum amount of $15,000.

        Prior to the transactions disclosed herein, to the filing persons' knowledge, none of the reporting parties had owned any Shares. However, upon acquisition of the Shares, the total holdings of Shares (inclusive of the Warrants, which represent the right to acquire an additional 419,988 additional Shares) by Lenawee and Mr. Busch (who is acknowledged to be the beneficial owner of the Shares owned by Lenawee) exceeds 5% of the issued and outstanding Shares of AMG. This Schedule 13D is being filed by the following individuals and entities:

           a) Timothy R. Busch, an individual. His business address is 2532 Dupont Drive, Irvine, California 92612. Mr. Busch is an attorney at law and certified public accountant within the State of California and other jurisdictions and is a principal of The Busch Firm, which firm maintains offices at 2532 Dupont Drive, Irvine, California 92612. Mr. Busch was appointed to the Board of Directors of the Company in September, 1997. Although Mr. Busch does not have the present intent to acquire additional AMG Shares (other than additional stock options, if any, that the Company might grant him pursuant to his participation in any AMG stock option plan) he is deemed to be the ultimate beneficiary and controlling person of Lenawee.

           b) Lenawee is a trust as to which the Trustees are Gregory A. Busch and David L. Keligian, both of whom maintain offices at 2532 Dupont Drive, Irvine, California 92612. The ultimate beneficiary of Lenawee is acknowledged to be Mr. Busch, a filing person herein.




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           It is acknowledged that Lenawee is an entity or organization ultimately controlled by Mr. Busch and that entity is, therefore, deemed and acknowledged to be an entity which is a member of a "group" with Mr. Busch.

           Except as disclosed herein, despite the acknowledgment of the existence of a "group" between Mr. Busch and Lenawee, there exists no agreements or understandings, either in writing or orally, between Mr. Busch and Lenawee concerning their Shares, nor the holding voting, or acquisition or disposition of any Shares of AMG.

           Over the past five years, none of the filing persons, or any of the entities identified hereinabove, nor any Trustee of the Trust identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction giving rise to this Schedule 13D filing involves the execution and consummation of an Acquisition Agreement with Trilon to purchase and acquire a total of 1,600,807 Shares along with Warrants which, if exercised, would give the holders thereof the right to acquire an additional 965,000 Shares upon the close of a purchase transaction memorialized in an agreement dated the 13th day of August, 1997. Upon the close of that transaction, Lenawee acquired a total of 453,807 Shares, and Warrants granting the future right to acquire an additional 419,988 Shares for a total consideration of $875,383. Dito Caree acquired 900,000 Shares together with Warrants granting the future right to acquire an additional 430,096 Shares. Various individuals or entities who are members or employees of, consultants to, or otherwise associated with either The Busch Firm (Mr. Busch's law firm) or other entities affiliated with Mr. Busch acquired the balance of the Shares and Warrants. Each Share of common stock acquired in connection with the Acquisition Agreement with Trilon was acquired at a purchase price (attributable both to the Shares and the additional Warrants) of




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approximately $1.75 per share. Total cash consideration for all parties for the foregoing Shares and Warrants totalled $2,921,162 (allocable $2,801,412 for the Shares and $119,750 for the Warrants). Transactional expenses, including legal fees and other expenses incurred to document and complete the transaction and transfer of Shares from Trilon under the terms of the Acquisition Agreement, are expected to approximate $120,000. Additionally, as disclosed in Item 2, pursuant to the Registration Agreement, the parties thereto agreed to reimburse the Company for certain of its registration expenses up to a maximum amount of $15,000. All funds used that Lenawee used to acquire its Shares consisted of working capital of Lenawee or personal funds of Mr. Busch.

           In addition to Lenawee, other individuals or entities that participated in the private purchase transaction under the Acquisition Agreement with Trilon includes Dito-Caree which acquired 900,000 Shares and Warrants representing the future right to acquire an additional 430,096 Shares. That partnership maintains offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, and the general partner of that limited partnership is Gamebusters, Inc., a Nevada corporation. The ultimate controlling person of the general partner is Richard H. Pickup. Although the filing persons herein disavow any group affiliation or relationship between the filing persons and Dito-Caree or Mr. Pickup (who the filing persons herein believe have filed separate 13D filings), it is acknowledged that The Busch Firm and Timothy R. Busch have provided legal services upon various matters for Dito-Caree and Mr. Pickup. Additionally, David B. Hehn, who is an employee of The Busch Firm, and who acquired Shares and Warrants pursuant to the Acquisition Agreement as disclosed below, is president of Gamebusters, Inc. Members, employees or consultants to either The Busch Firm, or other entities affiliated with Mr. Busch, have acquired the balance of additional Shares or Warrants acquired under the terms of the Acquisition Agreement. Those individuals are David B. Hehn, David Keligian, George Mulcaire, Jim Scheinkman, Karen Busch, Four JM LLC (which entity has, as its ultimate member beneficiaries, John F. Moody, Joseph W. Moody, Jeffrey Moody and Jane Fowler), Clay Stevens, Steven Howard, Doug Stevens, Rudolph Fuchs, John Savage, Sherrie Schaeffer, Dennis W. Harwood, Rick Weiner, and Gregory A. Busch. Gregory A. Busch and Karen Busch are the brother and sister, respectively, of Timothy R. Busch.




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           Each of the filing persons herein, Lenawee and Mr. Busch,
specifically disaffirm the existence of any group relationship, contracts, or agreements by and between Lenawee or any of the individuals named in the preceding paragraph who shall be acquiring Shares, other than such agreements disclosed herein relating to the Acquisition Agreement, the Registration Agreement, as well as standard compliance policies and rules governing employees of, consultants to, or parties otherwise affiliated with, Timothy R. Busch, The Busch Firm, and other entities affiliated with Mr. Busch that exist to further compliance with applicable securities laws and regulations. No agreements are known to exist between the parties with respect to Item 4, A-J hereof. Further, each of those individuals and entities identified has acquired Shares directly from Trilon and no loans or contributions of funds as between any of the individuals identified as participating in the transaction and the filing persons shall exist, and no agreements or understandings are executed or entered into by and between Lenawee or Mr. Busch and any of the individuals identified above, specific to AMG or this transaction, other than as disclosed herein.

           Each of the filing persons herein further specifically disaffirms the existence of any "group" for filing purposes under Section 13(d) of the Act existing as of the date of acquiring the Shares from Trilon (other than that disclosed herein between Mr. Busch and Lenawee). Any other entity or individual identified herein is not acknowledged to be a member of any group with Lenawee or Mr. Busch.

ITEM 4. PURPOSE OF TRANSACTION

        Each of the filing persons has purchased the Shares in AMG for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group nor taking any form of group action, other than certain actions to facilitate the Acquisition Agreement as disclosed herein, and the Registration Agreement disclosed herein. No agreements are known to exist between the parties with respect to Item 4, A-J hereof. Certain representatives of Lenawee and Mr. Busch have made inquiries of certain management personnel of AMG concerning business operations of AMG, however, no form of proposal, understanding




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or any other form of arrangements have been made, proposed or discussed during those conversations. Additionally, as disclosed herein, Mr. Busch was appointed as a director of AMG in September, 1997. This appointment was not a requirement of the Acquisition Agreement.

           None of the filing persons have entered into any commitment, understanding, or binding obligation with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares other than the Registration Agreement, and other ancillary arrangements disclosed herein the purposes of which was to effectuate the Acquisition Agreement. None of the filing persons, including Timothy R. Busch, has any present plans in connection with any of the foregoing actions (other than the possibility of future grants of stock options by AMG to Mr. Busch, pursuant to any AMG stock option plan), nor any of those actions specified hereinbelow; however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short or long term.

           None of the filing persons has any present plans or proposals which may relate to or result in:

           a) The acquisition or disposition by any person of any additional securities of the issuer or disposition of securities of the issuer.

           b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

           c) The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

           d) A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as specified above).

           e) Any material change in the present capitalization or dividend policy of the issuer.




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           f) Any material change in the issuer's business or corporate structure.

           g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

           h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

           i) Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

           j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           At the date of this filing each of the filing persons owns the following Shares:

           a) Timothy R. Busch, an individual, owns the Stock Option granted to Mr. Busch pursuant to the Stock Option Plan, as disclosed herein. This Stock Option represents the future right to purchase 20,000 Shares of AMG common stock, and, if exercised, would represent approximately 0.19% ownership of AMG common stock, based on a total of 10,500,619 presently outstanding Shares, as reflected on AMG's most recent filings with the Securities and Exchange Commission plus the Shares underlying the Stock Option.

           b) The Lenawee Trust owns 453,807 Shares, plus rights to Warrants representing a right to acquire an additional 419,988 Shares. Total consideration paid by Lenawee to acquire these Shares (and Warrants) totaled $875,383. Lenawee's holdings of 453,807 Shares, and Warrants granting it the further right to purchase an additional 419,988




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Shares, represents approximately 7.99% of all outstanding Shares, plus Shares subject to such Warrants.

           c) The combined Shares and Warrants held by Mr. Busch and Lenawee, at the date of this filing, represents approximately 8.17% of all outstanding Shares. This ownership percentage, includes the Shares Stock Option, (which represents the future right to purchase 20,000 Shares) which is not exercisable prior to March 15, 1998 and Shares subject to such Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           No other contract, arrangement, understanding or relationship exists with respect to the securities of AMG between any of the entities or persons disclosed herein or Timothy R. Busch.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 4.1   Registration Rights Agreement

Dated:  October 23, 1997            LENAWEE TRUST, UNDER
                                    DECLARATION OF TRUST
                                    DATED  12/30/92


                                    By: /s/ GREGORY A. BUSCH
                                       -----------------------------------
                                       Gregory A. Busch
                                       Trustee


                                    By: /s/ DAVID L. KELIGIAN
                                       -----------------------------------
                                       David L. Keligian
                                       Trustee

                                        /s/ TIMOTHY R. BUSCH
                                       -----------------------------------
                                       TIMOTHY R. BUSCH
                                       An Individual



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